

Mail Stop 4628

March 22, 2016

<u>Via E-mail</u>
Ross McEwan
Chief Executive
National Westminster Bank Plc
135 Bishopsgate
London, United Kingdom
EC2M 3UR

> **Re: National Westminster Bank Plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 30, 2015**
> **File No. 001-09266**

Dear Mr. McEwan:

   We refer you to our comment letter dated December 17, 2015, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Cecilia Blye

                              Cecilia Blye, Chief
                              Office of Global Security Risk

  cc: Dietrich King
            Assistant Director
            Division of Corporation Finance

            Kati Murray
            Group Finance Director
            Royal Bank of Scotland

            Richard Solomon
            Group Chief Accountant
            Royal Bank of Scotland